

March 9, 2011

R. Michael Jones
President and Chief Executive Officer
Platinum Group Metals Ltd.
Bentall Tower 5
Suite 328 - 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

>   **Re: Platinum Group Metals Ltd.**
>   **Form 40-F for Fiscal Year Ended August 31, 2010**
>   **Filed November 30, 2010**
>   **File No. 1-33562**

Dear Mr. Jones:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 40-F for Fiscal Year Ended August 31, 2010

Exhibit 99.3 – Audited Consolidated Financial Statements as of August 31, 2010 and August 31, 2009

Note 5 Mineral Properties

1.   We note you report total property cost related to Projects 1 and 3 of $109.6 million as of August 31, 2010. We further note your disclosure on page 23 of Management's Discussion and Analysis that "At April 22, 2010 the Company had a total investment in its 37% share of the WBJV of approximately $43.4 million. Of this amount costs associated specifically to Project 2 totaled $23.0 million." Therefore, it appears the book value related to Projects 1 and 3 as of April 22, 2010 was approximately $20.4 million ($43.4 – 23.0). Given your disclosure on page six of Management's Discussion and Analysis that "During the year ended August 31, 2010 the Company incurred

exploration, engineering and development costs for the Company's account of $935,407 for Projects 1 and 3 (2009 - $1.24 million)", please explain to us the various components that make up the book value of Projects 1 and 3 as of August 31, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief